UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Essendant Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

296689102

(CUSIP Number)

Sean D. Rodgers, P.C.

Laura Sullivan

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Emu Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Staples, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person CO

(1)

Calculated based on 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Arch Investors L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person SP GP (Cayman) Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person PN

(1)

Calculated based on 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Sycamore Partners II GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,203,631
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,203,631
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person OO

(1)

Calculated based on 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

SCHEDULE 13D

CUSIP No. 296689102

1	Name of Reporting Person Stefan L. Kaluzny
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,203,631
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,203,631
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,203,631
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.16% (1)
14	Type of Reporting Person IN

(1)

Calculated based on 37,656,113 shares of common stock, par value $0.10 per share of Essendant Inc., outstanding as of April 20, 2018, as reported in Essendant Inc.’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2018.

This statement constitutes Amendment No. 5 to the Schedule 13D relating to the common stock, par value $0.10 per share (the “Common Stock”), of Essendant Inc., a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 16, 2018 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on May 21, 2018 (“Amendment No. 1”), Amendment No. 2 filed with the Securities and Exchange Commission on June 4, 2018 (“Amendment No. 2”), Amendment No. 3 filed with the Securities and Exchange Commission on July 31, 2018 (“Amendment No. 3”) and Amendment No. 4 filed with the Securities and Exchange Commission on August 7, 2018 (together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”).

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following paragraphs before the last paragraph in Item 4:

On August 7, 2018, Staples received an executed commitment letter (the “Commitment Letter”) from Wells Fargo Bank, National Association for 100% of both an asset based credit facility (“ABL Facility”) of $1.1 billion and a FILO loan facility of $75 million. The aggregate available proceeds of these facilities, together with available cash on hand of Staples and amounts permitted to be borrowed under Staples’ existing ABL Facility, are sufficient to enable Staples to pay the purchase price and related fees and expenses of and to consummate the other transactions (including the refinancing of the Issuer’s existing debt) contemplated by Staples’ proposal to acquire all of the remaining common stock of the Issuer not owned by the Reporting Persons (the “Transaction”). As of May 5, 2018, Staples’ most recently reported fiscal quarter end, Staples had approximately $728 million of undrawn borrowing capacity under its ABL Facility and $240 million of available cash on hand.

Staples currently intends to consummate the Transaction with a newly formed unrestricted subsidiary under its various debt agreements or with a newly formed “sister” company to Staples as the successor to the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of May 16, 2018, among Emu Investments LLC, Staples, Inc., Arch Investors L.P., SP GP (Cayman) Ltd., Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny (previously filed).

Exhibit 99.2	Trading data (previously filed).

Exhibit 99.3	Letter from Staples, Inc. to Essendant Inc. dated April 17, 2018 (previously filed).

Exhibit 99.4	Letter from Staples, Inc. to Essendant Inc. dated April 29, 2018 (previously filed).

Exhibit 99.5	Letter from Staples, Inc. to Essendant Inc. dated July 31, 2018 (previously filed).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2018

EMU INVESTMENTS LLC

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Chief Executive Officer

STAPLES, INC.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

ARCH INVESTORS L.P.

By:	SP GP (Cayman) Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SP GP (CAYMAN) LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II, L.P.

By:	Sycamore Partners II GP, L.P.,
its General Partner

By:	Sycamore Partners II GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II GP, L.P.

By:	Sycamore Partners II GP, Ltd.,
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

SYCAMORE PARTNERS II GP, LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Director

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of May 16, 2018, among Emu Investments LLC, Staples, Inc., Arch Investors L.P., SP GP (Cayman) Ltd., Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny (previously filed).

99.2	Trading data (previously filed).

99.3	Letter from Staples, Inc. to Essendant Inc. dated April 17, 2018 (previously filed).

99.4	Letter from Staples, Inc. to Essendant Inc. dated April 29, 2018 (previously filed).

99.5	Letter from Staples, Inc. to Essendant Inc. dated July 31, 2018 (previously filed).